Exhibit 99.1

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Consolidated Financial Statements

December 31, 2006 and 2005

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Poly-Pacific International Inc. for the years ended December 31, 2006 and 2005 have been prepared by management in accordance with U.S. generally accepted accounting principles.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded, all transactions are authorized and duly recorded, and financial records are properly maintained to facilitate the preparation of the consolidated financial statements in a timely manner.  The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.  The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the consolidated financial statements with management and the external auditors.  Collins Barrow Edmonton LLP, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the consolidated financial statements and their report is included herein.

“Randy Hayward”

Signed

Randy Hayward

President, Acting Chief Executive Officer and

Acting Chief Financial Officer

April 19, 2007

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Poly-Pacific International Inc.

We have audited the accompanying consolidated balance sheets of Poly-Pacific International Inc. (the “Company”) as at December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2006.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“Collins Barrow Edmonton LLP”

Signed

Collins Barrow Edmonton LLP, Chartered Accountants

Independent Registered Chartered Accountants

Edmonton, Canada

April 19, 2007

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Consolidated Balance Sheets

As at December 31, 2006 and 2005

		2006		2005
ASSETS
Current Assets
Cash	$	---		$61,346
Accounts receivable net of allowance [$229,260 (2005 - $204,719)]		98,425		160,217
Other receivable		24,084		20,652
Prepaid expenses		---		18,949
Inventories (Note 4)		276,639		692,616
Current assets of discontinued operations (Note 16)		10,338		41,016
		409,486		994,796
Deposit		29,400		29,416
Property and equipment (Note 5)		874,951		1,023,882
Equipment of discontinued operations (Note 16)		---		63,409
		$1,313,837		$2,111,503
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank indebtedness		$2,144	$	---
Accounts payable		561,290		387,314
Accrued liabilities		230,711		64,961
Bank loan (Note 6)		584,941		518,870
Current portion of long-term debt (Note 7)		154,281		202,460
Debentures payable (Note 8)		102,000		93,500
Current liabilities of discontinued operations (Note 16)		129,822		122,550
		1,765,189		1,389,655
Non-controlling interest of variable
interest entity		280,589		---
		2,045,778		1,389,655
Commitments, Contingencies and
Subsequent Events (Notes 10, 11 and 17)
SHAREHOLDERS' EQUITY
Share capital (Note 9)		2,467,602		1,998,538
Authorized:
Unlimited common and preferred shares
Common shares issued and outstanding:
December 31, 2006 - 25,237,740
December 31, 2005 - 18,885,456
December 31, 2004 - 9,361,624
Additional paid in capital		778,796		731,170
Accumulated deficit		(4,031,534)		(2,061,055)
Accumulated other comprehensive income		53,195		53,195
		(731,941)		721,848
		$1,313,837		$2,111,503

The accompanying notes to the consolidated financial statements are an integral part of the statements.

Approved on behalf of the Board
“Mike Duff”	“Edward Chambers”
Signed	Signed
Director	Director

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Consolidated Statement of Operations

For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Sales	$1,462,113	$2,503,302	$3,135,706
Direct costs	1,142,352	1,797,061	1,566,073
Gross profit	319,761	706,241	1,569,633
Expenses
General and administrative	864,184	465,127	338,639
Occupancy costs	334,301	326,909	342,364
Professional fees	274,232	271,788	166,279
Amortization of property and equipment	148,886	194,542	255,476
Selling and marketing	96,105	180,968	284,748
Management fees	48,300	88,105	98,090
Foreign exchange loss (gain)	1,469	20,358	(3,866)
Regulatory costs	26,248	17,174	39,726
Project development	---	---	113,782
	1,793,725	1,564,971	1,635,238
Operating Loss from continuing operations	(1,473,964)	(858,730)	(65,605
Interest income	---	(36)	(464)
Interest expense	87,688	71,465	48,394
Operating Loss from continuing operations
before income taxes	(1,561,652)	(930,159)	(113,535)
Income taxes - deferred (Note 12)	---	174,750	19,392
Loss from continuing operations	(1,561,652)	(1,104,909)	(132,927)
Loss from discontinued operations (Note 16)	(408,827)	(56,753)	(108,822)
Net Loss for the year	$(1,970,479)	$(1,161,662)	$(241,749)
Loss per share from continuing operations
(Note 13)	$(0.068)	$(0.088)	$(0.014)
Net loss per share (Note 13)	$(0.086)	$(0.093)	$(0.026)
Loss per share from discontinued
Operations (Note 13)	$(0.018)	$(0.005)	$(0.012)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Consolidated Statement of Shareholders’ Equity

For the Years Ended December 31, 2006, 2005 and 2004

		Share Capital
								Accumulated
						Additional		Other
	Number		Number of			Paid in	Accumulated	Comprehensive	Comprehensive	Shareholders’
	of Shares	Amount	Warrants		Amount	Capital	Deficit	Income	Loss	Equity (Deficit)
Balance at
December 31, 2003	9,361,624	$865,584	-	$		$672,202	$(657,644)	$53,195	$-	$933,337
Stock based compensation	-	-	-		-	25,272	-	-	-	25,272
Loss for the period	-	-	-		-	-	(241,749)	-	-	(241,749)
Comprehensive loss	-	-	-		-	-	-	-	(241,749)	-
Balance at
December 31, 2004	9,361,624	865,584	-		-	697,474	(899,393)	53,195	-	716,860
Conversion of debenture	9,523,832	1,132,954	-		-	-	-	-	-	1,132,954
Stock based compensation	-	-	-		-	33,696	-	-	-	33,696
Loss for the period	-	-	-		-	-	(1,161,662)	-	-	(1,161,662)
Comprehensive loss	-	-	-		-	-	-	-	(1,161,662)	-
Balance at
December 31, 2005	18,885,456	1,998,538	-		-	731,170	(2,061,055)	53,195	-	721,848
Issuance of common	6,352,284	294,884	5,595,284		174,180	-	-	-	-	469,064
shares
Stock-based
Compensation	-	-	-		-	47,626	-	-	-	47,626
Loss for the period	-	-	-		-	-	(1,970,479)	-	-	(1,970,479)
Comprehensive loss	-	-	-		-	-	-	-	(1,970,479)	-
Balance at
December 31, 2006	25,237,740	$2,293,422	5,595,284		$174,180	$778,796	$(4,031,534)	$53,195	$-	$(731,941)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2006, 2005 and 2004

		2006	2005	2004
Operating Activities
Net loss for the year from continuing operations		$(1,561,652)	$(1,104,909)	$(132,851)
Items not involving cash:
Amortization of property and equipment		148,886	194,542	255,476
Deferred income taxes expense		---	174,750	19,392
Stock-based compensation		47,626	33,696	25,272
Foreign exchange gain on debenture		---	(133,678)	(125,672)
Net change in non-cash operating assets and
liabilities (Note 14)		833,028	642,571	191,544
Funds provided by (used in) continuing
operations		(532,112)	(193,028)	233,161
Funds provided by (used in) discontinued
operations (Note 16)		(307,423)	56,118	18,018
Cash provided by (used in) operating activities		(839,535)	(136,910)	251,179
Financing Activities
Bank overdraft advances		2,144	---	---
Repayment of long-term debt		(48,179)	(65,431)	(75,020)
Bank loan advances		66,071	175,502	343,368
Non-controlling interest		280,589	---	---
Issuance of share capital, net of share issue costs		469,064	---	---
Debenture payable advances (repayment)		8,500	(284,856)	(361,440)
Funds used in discontinued operations (Note 16)		---	(162,540)	(24,720)
Cash provided by (used in) financing activities		778,189	(337,325)	(117,812)
Investing Activities
Purchase of property and equipment		---	(2,678)	(47,088)
Funds provided by (used in)
discontinued operations (Note 16)		---	404,974	(3,607)
Cash provided by (used in) investing activities		---	402,296	(50,695)
Increase (decrease) in cash		(61,346)	(71,939)	82,672
Cash, beginning of year		61,346	133,285	50,613
Cash, end of year	$	---	$61,346	$133,285
Supplemental cash flow information (Note 14)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Notes to the Consolidated Financial Statements

1.

Nature of Business and Going Concern

Nature of Business

Poly-Pacific International Inc. was incorporated under the Alberta Business Corporations Act on October 25, 1995.  The Company is in the business of manufacturing plastic blasting media and manufacturing plastic lumber using recycled plastic materials.

Going Concern

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a net loss for the year ended December 31, 2006 of $1,970,479 with a total accumulated deficit of $4,031,534.  There is substantial doubt about the Company’s ability to continue as a going concern.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations.  The outcome of this matter cannot be determined at this time.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).  All amounts herein are expressed in Canadian dollars unless otherwise noted.  These consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP”), except as discussed in Note 20.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Everwood Agricultural Products International Inc. (“Everwood”), Poly-Pacific Technologies Inc. (“PPT”), and PolyRan Reclamation Inc (“Poly-Ran”) a variable interest entity in which the Company is the primary beneficiary.  As discussed in Note 16, at December 31, 2006, Everwood has been classified as a discontinued operation.  All inter-company transactions have been eliminated on consolidation.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Notes to the Consolidated Financial Statements

2.

Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Revenue is recorded when significant risks and rewards of ownership have been transferred to the customer.  This occurs at the time of shipment (FOB shipping point) of the products from the Company’s warehouse and an invoice is prepared.  Revenues are recognized only when the Company has transferred to the customer the significant risk and rewards of ownership of the goods, title to the products transfers, the amount is fixed and determinable, evidence of an agreement exists, there is reasonable assurance of collection of the sales proceeds, the Company has no future obligations and the customer bears the risk of loss.

Property and Equipment

Property and equipment is recorded at cost.  Amortization is calculated at the following annual rates:

Automotive equipment

-

30% declining balance

Computer equipment

-

30% declining balance

Leasehold improvements

-

20% straight-line

Office equipment

-

20% declining balance

Plant equipment

-

20% declining balance

Impairment of Long-Lived Assets

The Company reviews the carrying values of long-lived assets for existence of facts or changes in circumstances that might indicate a condition of impairment.  If estimates of undiscounted cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount then the carrying amount of the asset is written down to its fair value.

Translation of Foreign Currency

The functional currency of the Company and all of its subsidiaries is the Canadian dollar.  Monetary assets and liabilities of the company are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.  Revenue and expense items are translated at average rates of exchange in effect at the respective transaction months.  The resulting exchange gains or losses are included in earnings.  Non-monetary assets and liabilities, arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

Monetary assets and liabilities of the integrated foreign subsidiary are translated into Canadian dollars at a rate of exchange in effect at the balance sheet date.  Non-monetary assets and liabilities are translated at historical exchange rates.  Revenue and expense items other than amortization are translated at the average rate of exchange for the year.  Amortization of assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate.

Inventories

Inventories are recorded at the lower of cost or net realizable value.  Cost of inventories is determined on an average cost basis.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Notes to the Consolidated Financial Statements

2.

Summary of Significant Accounting Policies (Continued)

Deferred Taxes

The Company accounts for and measures deferred tax assets and liabilities in accordance with the asset and liability method.  Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Stock-Based Compensation Plan

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards Board (“SFAS”) No. 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”.  SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period.  Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.  The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the Company’s employee stock options.  The Company used its historical volatility as a basis to estimate the expected volatility assumption used in the Black-Scholes model consistent with  SFAS 123(R).  The Company has not paid any dividends on common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future.  The expected life of employee stock options is based on historic forfeiture rates.

Direct Costs

Direct costs consist primarily of purchasing costs, freight, direct labour and other specific costs.

General and Administrative

General and administrative costs consist primarily of office expenses, management salaries, stock-based compensation, administrative salaries and other expenses.

Project Development Costs

Project development costs incurred in completing the ISO 9002 project, in developing a project which will recycle used plastic blasting media, in setting up an additional processing plant for plastic blasting media, in researching certification of military grade materials for export and researching and developing a new manufacturing process for plastic blasting media are expensed in the year incurred.

Occupancy Costs

Occupancy costs consist primarily of rent, utilities and telephone expenses.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Notes to the Consolidated Financial Statements

2.

Summary of Significant Accounting Policies (Continued)

Selling and Marketing

Selling and marketing consist primarily of advertising, sales and marketing salaries, travel expenses and other promotional expenses.

Net Income (Loss) Per Common Share

Net income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period.  Diluted net income (loss) per common share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit issues in the existing accounts receivable.  The Company reviews its allowance for doubtful accounts on a continual basis.  Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Advertising

The Company expenses advertising costs as incurred.

Deposit

Deposit consists of refundable amounts held by vendors.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Recent Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140”.  This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interest in Securitized Financial Assets.” This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interest in securitized financial assets to identify interest that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Notes to the Consolidated Financial Statements

2.

Summary of Significant Accounting Policies (Continued)

Recent Pronouncements (Continued)

of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This Statement is effective for all financial instruments acquired or issued after the beginning on an entity’s first fiscal year that begins after September 15, 2006.  This standard will be applicable to the Company during the period ending 2007.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140”.  This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities.  This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.  An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006.  This standard will be applicable to the Company during the period ending 2007.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements.  SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.   This standard will be applicable to the Company during the period ending 2007.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”.  This pronouncement addresses how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement.   Management does not expect the adoption of this Bulletin to have a material effect on the Company’s financial position and results of operations.

In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes”. This standard prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Management does not expect the adoption of this Bulletin to have a material effect on the Company’s financial position and results of operations.

3.

Change in Accounting Policy

Stock-based compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R) Share-Based Payments, a revision to SFAS 123 “Accounting for Stock-Based Compensation”.  SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period.  Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Notes to the Consolidated Financial Statements

3.

Change in Accounting Policy (Continued)

Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method.  Under this method, the fair value provisions of SFAS 123(R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006.  Measurement and attribution of compensation costs for unvested awards at January 1, 2006, granted prior to the adoption of SFAS 123(R) are recognized based upon the provisions of SFAS 123(R).  The adoption of this policy did not have a material effect on the Company’s financial position and results of operations.

4.		Inventories
				2006	2005
		Raw materials		$63,119	$54,820
		Work in progress		176,342	509,664
		Finished goods		26,554	113,274
		Supplies		10,624	14,858
				$276,639	$692,616
5	.	Property and Equipment
				2006
				Accumulated
			Cost	Amortization	Net
		Automotive equipment	$29,508	$18,210	$11,298
		Computer equipment	83,404	66,164	17,240
		Leasehold improvements	17,086	4,405	12,681
		Office equipment	105,879	61,763	44,116
		Plant equipment	1,615,828	826,212	789,616
			$1,851,705	$976,754	$874,951
				2005
				Accumulated
			Cost	Amortization	Net
		Automotive equipment	$29,509	$16,046	$13,463
		Computer equipment	83,404	60,265	23,139
		Leasehold improvements	17,086	3,988	13,098
		Office equipment	105,879	54,941	50,938
		Plant equipment	1,615,828	692,584	923,244
			$1,851,706	$827,824	$1,023,882

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Notes to the Consolidated Financial Statements

6.	Bank Loan
		2006	2005
	Bank loan bears interest at a rate of U.S. prime plus 1%, interest only payments, matured on November 25, 2006. The bank has currently extended this loan until May 26, 2007. The bank loan is secured by a general security agreement. The approved credit is to a maximum of $500,000 USD	$584,941	$518,870

7.	Long-Term Debt
			2006		2005
	Equipment loan, repayable in monthly Instalments of $5,461, including principal and interest at prime plus 1%, matures June 24, 2009 and is secured by equipment with a carrying amount of $789,616		$154,281		$202,460

	Less current portion		154,281		202,460

		$	---	$	---

	Principal instalments required to be paid over the remaining three years are as follows:

	2007		$56,133
	2008		59,596
	2009		38,552

			$154,281

The loan agreement for the bank loan (Note 6) and equipment loan specifies the Company must maintain an effective tangible net worth ratio, debt to effective tangible net worth ratio, current ratio and debt coverage ratio at certain levels.  As at December 31, 2006, the Company was not in compliance with these requirements.  Consequently, the equipment loan and bank loan could be repayable on demand and has been classified as current liabilities.

8.

Debentures Payable

A $275,000 unsecured convertible debenture was issued during 2003.  The convertible debenture bears interest at 10% per annum and was due on December 15, 2004.  The debenture is convertible at the option of the debenture holder into fully paid, non-assessable common shares without par value in the capital of the Company at a conversion price in the range of   $0.15 to $0.20 per common share.  The convertible debentures held by the public were settled with the debenture holders during 2005 for cash consideration of $161,856.  During 2005, a convertible debenture holder exercised his option to convert his $10,000 convertible debenture to 161,332 common shares of the Company at a negotiated price of $0.075 per share.  The remaining convertible debentures of $102,000 held by directors and former directors of the Company have been postponed.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Notes to the Consolidated Financial Statements

9.

Share Capital

Authorized

Unlimited number of common voting shares and unlimited number of preferred non-voting shares

Pursuant to the First private placement Agreement dated April 12, 2006, the Company issued 4,838,284 units at a price of $0.07 per unit by way of a non-brokered private placement for total proceeds of $326,393 (net of share issuance costs of $12,288). Each unit comprises one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.10 until March 30, 2008. The net proceeds from the sale of these units has been allocated between share capital $188,298 in respect of the shares and $138,095 in respect of the warrants, based on the relative fair value of each of the components.

Pursuant to the Second private placement Agreement dated August 30, 2006, the Company issued 1,514,000 units at a price of $0.10 per unit by way of a non-brokered private placement for total proceeds of $142,671 (net of share issuance costs of $8,729).  Each unit comprises one common share and one half share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.25 until August 30, 2008.  The net proceeds from the sale of these units has been allocated between share capital $106,586 in respect of the shares and $36,085 in respect of the warrants, based on the relative fair value of each of the components.

A summary of the private placements are as follows:

	Number of Common Shares	Amount	Number of Warrants	Amount	Total

Shares issued in first private placement	4,838,284	188,298	4,838,284	138,095	326,393
Shares issued in second private placement	1,514,000	106,586	757,000	36,085	142,671

For the share purchase warrants issued pursuant to the two private placements above, the Company determined the fair value consistent with the method prescribed under FAS No. 148 and allocated the proceeds from the private placements to common shares and warrants issued.  The fair value of each warrant was estimated using the Black-Scholes fair value option pricing model with the following weighted average assumptions:

Annualized volatility	165%
Risk-free interest rate	4.24%
Expected life of warrants in years	2.0 years
Dividend rate	0.0%

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Notes to the Consolidated Financial Statements

9.

Share Capital (Continued)

Stock-Based Compensation Plan

a)

    Summary of the stock option transactions are as follows:

	Number of	Weighted Average
	Options	Exercise Price
Outstanding at December 31, 2003	---	$ ---
Granted	1,872,000	0.10
Cancelled	(235,000)	0.10
Outstanding at December 31, 2004	1,637,000	0.10
Cancelled	(550,400)	0.10
Balance at December 31, 2005	1,086,600	0.10
Granted	1,700,000	0.10
Cancelled	(205,900)	0.10
Balance at December 31, 2006	2,580,700	$0.10

During the year, the Company granted 200,000 stock options to an officer of the Company on April 12, 2006, which expire on April 12, 2007, exercisable at $0.10.   The options vest on the basis of 25% immediately upon grant, 25% in three months, 25% in six months, and the remaining 25% in nine months.

In addition to the above, during the year, the Company granted 1,500,000 stock options to the directors of the Company, which expire December 21, 2011, exercisable at $0.10.   These options vest in 30 days.

During 2004, the Company has issued stock options to acquire common stock through its stock option plan.  The options granted to directors and employees totalled 1,872,000 of which 1,872,000 have fully vested.  235,000, 550,400 and 205,900 stock options have been subsequently cancelled in 2004, 2005 and 2006, respectively.  The stock options can be exercised at $0.10 per common share and expire on April 15, 2009.  Terms and conditions of options granted are set out in the Company’s stock option plan.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Notes to the Consolidated Financial Statements

9.

Share Capital (Continued)

b)  The following table summarizes information about stock options outstanding at December 31, 2006, 2005 and 2004:

2006
Options Outstanding			Options Exercisable
Weighted
	Weighted	Average		Weighted
Number	Average	Remaining	Number	Average
of	Exercise	Contractual	of	Exercise
Options	Price	Life (Years)	Options	Price
880,700	$0.10	2.29	880,700	$0.10
200,000	0.10	0.30	150,000	0.10
1,500,000	0.10	4.90	---	0.10
2005
Options Outstanding			Options Exercisable
Weighted
	Weighted	Average		Weighted
Number	Average	Remaining	Number	Average
of	Exercise	Contractual	of	Exercise
Options	Price	Life (Years)	Options	Price
1,086,600	$0.10	3.29	1,086,600	$0.10
2004
Options Outstanding			Options Exercisable
Weighted
	Weighted	Average		Weighted
Number	Average	Remaining	Number	Average
of	Exercise	Contractual	of	Exercise
Options	Price	Life (Years)	Options	Price
1,637,000	$0.10	4.54	803,000	$0.10

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and is fully transferable.  In addition, the valuation model calculates the expected stock price volatility based on highly subjective assumptions.  Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Notes to the Consolidated Financial Statements

9.

Share Capital (Continued)

As at December 31, 2006, there was $67,487 of unrecognized compensation cost related to non-vested stock options.

During the year ended December 31, 2006, the Company recognized $ 47,626 (2005 - $33,696; 2004 - $25,272) in stock-based compensation expense.

The fair value for stock options expensed was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	2006	2005	2004

Interest rate	4.15%	2.58%	2.58%
Expected volatility	224%	87.0%	87.0%
Expected life options (in years)	4.53	5.0	5.0
Fair value	$ 0.069	$ 0.032	$ 0.032

10.

Commitments

a)

The Company has entered into a lease agreement for its current premises located in Ontario, California.  Lease concessions and escalations are amortized over the lease term and included in the calculation of minimum annual lease payments.  The minimum annual lease payments which will become owing are as follows:

2007	192,677
2008	112,394

$305,071

11.

Contingencies

Through the ordinary course of business, a number of claims are pending in which the Company or its subsidiaries may be the plaintiff or defendant.  In the opinion of management, the ultimate resolution of any current lawsuits would not have a material effect on the financial position or results of operations of the Company.  As at the date of these consolidated financial statements, outstanding claims against the Company amount to $228,871, however, the likelihood of payment of these claims cannot be determined at this time and have not been accrued in the consolidated financial statements.

In addition, a subsidiary of the Company has a claim against it and a consent judgement has been entered into in the amount of $53,554.  This amount has been included in accounts payable.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Notes to the Consolidated Financial Statements

12.

Income Taxes

The difference between the computed expected income tax provision based on a statutory tax rate of 32.49% (2005 - 33.62%; 2004 - 33.87%) and the actual income tax provision are summarized as follows:

		2006	2005	2004
Computed expected income
taxes (recovery)		$(640,209)	$(449,302)	$(88,423)
Increase (decrease) in tax resulting from:
Non-deductible costs		23,829	71,033	10,747
Amortization in excess of capital cost
allowance for tax		45,847	67,932	21,166
Foreign exchange gain on translation		(9,734)	(13,704)	53,045
Underaccrual (overaccrual) of prior year
tax recovery		---	---	410
Losses not recognized as a
future tax asset		580,267	324,041	274,752
Change in valuation allowance		---	174,750	---
Deductible research and development
costs		---	---	(153,186)
Utilization of loss carry forwards		---	---	(99,119)
Total income taxes	$	---	$174,750	$19,392

The following summarizes the components included in deferred income taxes as at December 31:

		2006		2005	2004
Assets:
Tax benefits of loss carry forward		$1,432,240		$881,605	$557,565
Difference between tax value and
book value of cumulative eligible
capital		15,388		37,344	39,147
Valuation allowance		(1,447,628)		(918,949)	(421,962)
Net future tax assets	$	---	$	---	$174,750

As at December 31, 2006, the Company has $4,408,249 non-capital losses which may be used to reduce future Canadian income taxes otherwise payable. The non-capital losses expire as follows:

2009	$241,100
2010	$650,068
2014	$767,266
2015	$963,830
2026	$1,785,985

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Notes to the Consolidated Financial Statements

13.

Net Loss per Common Share

Loss per share was calculated as follows:

	2006	2005	2004

Numerator:
Net loss from continuing operations	$(1,561,652)	$(1,104,909)	$(132,927)
Net loss from discontinued operations	(408,827)	(56,753)	(108,822)

Net loss	$(1,970,479)	$(1,161,662)	$(241,749)

Denominator:
Basic and diluted weighted average
common shares outstanding	22,817,241	12,536,235	9,366,624

Loss per common share:
	2006	2005	2004

Continuing operations	$(0.068)	$(0.088)	$(0.014)
Discontinued operations	(0.018)	(0.005)	(0.012)

Total	$(0.086)	$(0.093)	$(0.026)

Diluted net loss per common share is calculated using the treasury stock method.  The effects of the potential exercise of options and conversion of the convertible debentures are anti-dilutive for the year ended December 31, 2006, 2005 and 2004 and were excluded from the calculation of diluted net loss per common share.

The following securities were excluded from the diluted loss per share calculations:

	2006	2005	2004
Convertible debentures	425,000	425,000	1,650,000
Warrants	5,595,284	---	---
Options	2,580,700	1,086,600	1,637,000
	8,600,984	1,511,600	3,287,000

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Notes to the Consolidated Financial Statements

14.

Supplemental Cash Flow Information

a)

Changes in non-cash operating assets and liabilities:

	2006	2005	2004
Accounts receivable	$58,360	$183,866	$194,245
Prepaid expenses	18,965	(13,584)	33,638
Inventories	415,977	307,081	(83,968)
Accounts payable and
accrued liabilities	339,726	165,208	47,629
	$833,028	$642,571	$191,544

b)

Interest:

	2006	2005	2004
Interest paid	$64,583	$71,465	$48,394

15.

Related Party Transactions

During the year, the Company had the following related party transactions with corporations under significant influence of one of the Company's former directors:

	2006	2005	2004
Management fees	$48,300	$88,105	$98,061

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

16.

Discontinued Operations

At December 31, 2006, as a result of continued losses and Everwood’s inability to obtain an adequate supply of raw materials to make posts and attain cost-efficient production, the Company decided to permanently cease its operations in St. Thomas, Ontario, in order to mange costs and to focus its efforts in developing the McAdoo Nylon Reclamation Project in Kingston, Ontario.

Summary of Discontinued Operations are as follow:

	December 31, 2006	December 31, 2005	December 31, 2004
Revenues	8,244	549,414	682,887
Cost of Sales	127,088	279,538	284,330
Expenses	289,983	326,629	289,735

Net loss	(408,827)	(56,753)	(108,822)

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Notes to the Consolidated Financial Statements

16.

Discontinued Operations (continued)

Summarized Balance Sheets of the Discontinued Operation are as follow:

	December 31, 2006	December 31, 2005
Current Assets	10,338	41,016
Equipment	---	63,409
Current Liabilities	129,822	122,550

Summarized Statement of Cash flows:

	2006	2005	2004
Operating Activities
Net income (loss)	$(408,827)	$(56,753)	$(108,822)
Add back for items not involving cash	63,454	39,269	30,904
Net change in non-cash working capital	37,950	73,602	95,936
Cash provided by (used in) operating activities	(307,423)	56,118	18,018
Financing Activities
Repayment of long-term debt	---	(162,540)	(24,720)
Cash used in financing activities	---	(162,540)	(24,720)
Investing Activities
Purchase of property, plant and equipment	---	(26)	(3,607)
Proceeds on disposal of capital assets	---	405,000	---
Cash provided by (used in) investing activities	---	404,974	(3,607)
Cash provided by (used in)
discontinued operations	$(307,423)	$298,552	$(10,309)

17.

Subsequent Events

On January 4, 2007, the Company announced that it proposes to settle certain of its debt with various creditors in the aggregate amount of approximately $190,218, subject to regulatory approval.  The Company will settle the debt by the payment of cash and by the issuance of common shares of the Company.   The Company will issue up to 2,797,008 Common Shares ranging in price from $0.05 to $0.10 per Common Share.  The Common Shares will have a four-month hold period.

On February 6, 2007, the Company received final acceptance for a private placement of an aggregate of 6,000,000 units at a price of $0.05 per Unit for gross proceeds of $300,000. Each Unit is comprised of one common share and one Common Share purchase warrant.   Each Warrant entitles the holder to purchase one additional Common Share at a price of $0.25 per Common Share for a period of two (2) years following the date of closing.   All Common Shares issued under the Private Placement and Common Shares issued upon exercise of the Warrants are subject to a restricted period and may not be traded for a four month period expiring on June 1, 2007.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Notes to the Consolidated Financial Statements

17.

Subsequent Events (Continued)

On February 14, 2007, the Company announced that, subject to regulatory approval, it intends to complete a non-brokered offering of a minimum of 750,000 units and a maximum of 1,250,000 Units at a price of $0.40 per Unit for gross proceeds of a minimum of $300,000 to a maximum of $500,000 by way of a private placement.  Each Unit is comprised of one common share and one Common Share purchase warrant.  Each whole warrant entitles the holder to purchase one  additional Common Share at a price of $0.60 per Common Share during the first year following the date of closing and at $0.75 per Common Share during the subsequent year up to a period of two years following the date of closing.   The Company intends to use the proceeds from the Private Placement for general working capital purposes.   On March 13, 2007, the Company announced that it will not be proceeding with this private placement.

18.

Financial Instruments

Foreign Currency Risk

A substantial portion of the Company's revenues are derived in currencies other than Canadian dollars.  This results in financial risk due to fluctuations in the value of the Canadian dollar relative to those foreign currencies.  For the most part, this exposure is reduced to the extent that the company incurs operating expenses in currencies other than Canadian dollars.  The company also provides funding to its foreign subsidiary in the local currency of the subsidiary.  Fluctuations in payments made for the company's products and in repayments of advances to the subsidiary could cause unanticipated fluctuations in the Company's operating results.

The accounts receivable, accounts payable and long-term debt balances to be received and paid in foreign currency are subject to foreign exchange risk.

Credit Risk

Concentration of credit risk with respect to accounts receivable is limited due to the Company's credit evaluation process, the large number of customers comprising the Company's customer base and their dispersion among many different industries in North America.

In the normal course of business, the company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers.  The company has its Canadian customers insured through Export Development Canada and its U.S. customers insured through CNA Insurance Companies and as a result this reduces the specific customer risks.

Fair Value

Fair value estimates are made as of a specific point in time using available information about the financial instrument.  These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the company consist mainly of cash, accounts receivable, other receivable, bank indebtedness, accounts payable, accrued liabilities, bank loan, debentures and long-term debt.  As at December 31, 2006 and 2005, there were no significant differences between the carrying amounts of these items and their estimated fair values.

Interest Rate Risk

The Company’s debentures payable are subject to interest rate price risk and the Company’s bank loan and long-term debt is subject to interest rate cash flow risk.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Notes to the Consolidated Financial Statements

19.

Segmented Information

Poly-Pacific International Inc. has two reportable segments, plastic media and plastic lumber.  These segments are business units that offer different products and operate in different geographic areas.  The plastic media segment manufactures plastic blasting media for industrial use and operates in California, U.S.A.  The discontinued segment in Ontario, Canada, obtains recycled plastic material and uses this material to produce plastic lumber for agricultural use.  The accounting policies of the segments are as those described in Note 2.

				Agricultural
Plastic Media				Plastic Lumber			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Assets	$1,303,499	$1,992,552	$2,903,515	$10,338	$118,951	$725,462	$1,313,837	$2,111,503	$3,628,977
Long-lived
assets in
Canada	---	20,432	24,589	---	63,409	507,652	---	83,841	532,241
Long-lived
assets in
the U.S.	874,951	1,003,450	1,188,872	---	---	---	874,951	1,003,450	1,188,872
Sales in
Canada	---	65,086	167,700	---	93,295	281,875	---	158,381	449,575
Sales in
the U.S.	1,462,113	2,436,932	2,968,006	8,244	457,403	401,012	1,470,357	2,894,335	3,369,018
Total sales	1,462,113	2,502,018	3,135,706	8,244	550,698	682,887	1,470,357	3,052,716	3,818,593
Segment profit
(loss)	(1,561,652)	(1,108,299)	(132,850)	(408,827)	(53,363)	(108,899)	(1,970,479)	(1,161,662)	(241,749)
Amortization:
Property, plant
and equipment	148,886	194,542	253,287	---	15,877	34,228	148,886	210,419	287,515
Interest expense	87,688	68,068	46,409	---	3,397	12,100	87,688	71,465	58,509
Income taxes
(recovery)	---	174,750	19,316	---	---	76	---	174,750	19,392
Capital
expenditures	---	2,704	32,430	---	---	18,264	---	2,704	50,694

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Notes to the Consolidated Financial Statements

20.

Differences Between United States and Canadian Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles which, as they apply to the Company, differ in certain material respects from those applicable in Canada.  Significant differences between U.S. GAAP and Canadian GAAP are set forth below:

		2006		2005	2004
Balance Sheet Adjustments:
Additional Paid In Capital
Balance under U.S. GAAP		$778,796		$731,170	$697,474
Adjustment for stock compensation
for employees (b)		(58,396)		(58,396)	(58,396)
Balance under Canadian GAAP		$720,400		$672,774	$639,078
Accumulated Comprehensive Income
Balance under U.S. GAAP		$53,195		$53,195	$53,195
Translation adjustments (c)		(53,195)		(53,195)	(53,195)
Balance under Canadian GAAP	$	---	$	---	$—
Retained earnings (deficit)
Balance under U.S. GAAP		$(4,031,534)		$(2,061,055)	$(899,393)
Additions to deferred charges (a)				---	115,340
Translation adjustment (c)		53,195		53,195	53,195
Write-down of deferred charges (a)		---		---	(567,615)
Cumulative adjustment of prior
year’s differences		58,396		58,396	510,672
Balance under Canadian GAAP		$(3,919,943)		$(1,949,464)	$(787,801)
Effect on consolidated statement of operations
Net loss under U.S. GAAP		$1,970,479		$1,161,662	$241,749
Additions to deferred charges (a)		---		---	(115,340)
Amortization of deferred charges (a)		---		---	—
Write-down of deferred charges (a)		---		---	567,615
Net loss under Canadian GAAP		$1,970,479		$1,161,662	$694,024
Basic loss per share - Canadian GAAP		$0.09		$0.09	$0.07

There are no other differences between U.S. GAAP and Canadian GAAP in amounts reported as cash flows provided by (used in) operating, financing or investing activities.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

Notes to the Consolidated Financial Statements

20.

Differences Between United States and Canadian Generally Accepted Accounting Principles (Continued)

a)

Deferred Charges

Under Canadian GAAP, when a development cost meets Canadian GAAP criteria for deferral and amortization amounts incurred for project development are capitalized and amortized over the expected useful life.  Development costs incurred in 2006, 2005 and 2004 have been expensed as incurred.

b)

Stock Based Compensation

Under Canadian GAAP, the Company did not adopt the policy of expensing stock options until January 1, 2002.  Prior to this, no stock based compensation expense was required to be recorded.

c)

Translation Adjustment

Under Canadian GAAP, the foreign currency translation adjustment would be recorded as a cumulative translation adjustment rather than as accumulated other comprehensive income.

21.

Comparative figures

Comparative figures have been restated to conform with the statement presentation adopted for the current year.